The Ridgewood Power Growth Fund
947 Linwood Ave.
Ridgewood, NJ 07450
phone: 201-447-9000; fax: 201-447-4740

                                                May 21, 2007

VIA EDGAR
OVERNIGHT DELIVERY SERVICE

Ms. Sarah Goldberg
Staff Accountant
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	The Ridgewood Power Growth Fund Form 8-K Filed April 20, 2007 File No. 0-25935 Responses to Oral Comments from the Staff

Dear Ms. Goldberg:

This letter is in response to our telephone conference with you on May 3, 2007 concerning the staff’s comment letter to the Fund dated April 23, 2007 and the Fund’s response to the staff’s letter dated May 1, 2007. During the conversation, it was our impression that the staff wanted the Fund to provide the staff of the Securities and Exchange Commission (“SEC”) supplemental information concerning staff’s comment number 3 in it’s April 23 letter regarding the Fund’s investment in Ridgewood U.S. Hydro Corporation (“US Hydro” formerly Synergics, Inc.). The following, we believe, is responsive to the staff’s inquiry.

The Fund and its affiliate, Ridgewood Electric Power Trust V, purchased all the shares of US Hydro in a transaction that closed on November 22, 2002 (the “US Hydro Acquisition”). Following the US Hydro Acquisition, the Fund owned approximately 70.8% of US Hydro and Trust V held the remaining interest. As reported in its Current Report on Form 8-K dated April 18, 2007 and filed with the SEC on April 20, 2007 (the “Form 8-K”) the Fund intends to restate certain of its financial statements. The anticipated changes to be recorded in the Restated Financial Statements that are associated with US Hydro relate primarily to two of the eight projects with which US Hydro is involved (Box Canyon Limited Partners and Lahontan Hydropower Inc.) and to the decision by the Fund not to elect to make a tax basis step-up in connection with the US Hydro Acquisition.

PROJECT HISTORIES

Box Canyon Project.

Box Canyon Limited Partners (“BCLP”) was formed for the purpose of developing, owning and operating a hydroelectric generating facility at the Box Canyon Dam in Siskiyou County, California (the “Box Canyon Project”). BCLP was acquired by the Fund as part of the US Hydro acquisition.

The Siskiyou County Flood Control and Water Conservation District (the “District”) entered into a long-term power purchase agreement dated March 14, 1983 with the Pacific Power & Light Company (the “PPA”). The PPA provides for the purchase by the Pacific Power & Light Company of the electrical output of the generating facility at the Box Canyon dam and not for the purchase of electricity produced by any other facility.

On March 6, 1984, prior to the US Hydro Acquisition, BCLP entered into a ground lease with the District and with the Siskiyou Power Authority (the “Authority”) (the “Ground Lease”). In the Ground Lease, BCLP agreed to develop an electricity generating facility at the Box Canyon Dam, operate the Box Canyon Project for the term of the Ground Lease and make a series of fixed payments to the Authority in exchange for assignment of the PPA and the right to operate the Box Canyon Project for its own account during the term of the Ground Lease. The Ground Lease term ends on December 31, 2010 at which time BCLP is obligated to transfer the Box Canyon Project and all of BCLP’s rights under the Ground Lease to the District and to reassign the PPA to the District.

While BCLP is not a party to the PPA, BCLP does have the benefit of the PPA, but only during the term of the Ground Lease. Under the terms of the PPA (as assigned), BCLP is to be paid by the Pacific Power & Light Company for such energy and capacity as is delivered to Pacific Power & Light Company, though BCLP is not obligated under the PPA to make any deliveries of energy or capacity to the Pacific Power & Light Company. The PPA term ends on December 31, 2020.

In the valuation methodology originally used to determine the value of BCLP in the Previously Issued Financial Statements, the Fund incorrectly included cash flows during the entire period of the term of the PPA rather than only those cash flows arising through the end of the term of the Ground Lease which is shorter than the term of the PPA. The effects of this error and its correction in the Restated Financial Statements are described below.

Lahontan Project.

Lahontan Hydropower Inc. (“Lahontan”) was formed for the purpose of developing hydroelectric generating capacity at the Lahontan Dam in Nevada and was acquired by the Fund in the US Hydro Acquisition (the “Lahontan Project”). On October 19, 1988, prior to the US Hydro Acquisition, Lahontan entered into an agreement for services (the “Service Agreement”) with the Truckee-Carson Irrigation District (the “TCID”). Under the terms of the Service Agreement, Lahontan was to provide funding and development services to TCID for the purpose of developing electricity generating capacity at the Lahontan Dam in exchange for certain payment obligations of the TCID. The Service Agreement provided for TCID to, at all times, maintain title to the Lahontan Project developed pursuant to the Service Agreement.

Under the terms of the Service Agreement, net operating cash flow from commercial operation of the Lahontan Project is (absent a breach of the Service Agreement by TCID) the sole source of funds for the payments to be made to Lahontan. To the extent that insufficient funds are available from such net operating cash flow (and absent a breach of the Service Agreement by TCID), payments to Lahontan are to be deferred until such time as sufficient funds from net operating cash flow are available. As of the US Hydro Acquisition, Lahontan had performed its development obligations under the Service Agreement and neither party was in breach of the Service Agreement.

During the three-month period ended March 31, 2003, management of the Fund became concerned that there might be insufficient funds available from the net operating cash flow from the operation of the Lahontan Project for the scheduled payments to be made to Lahontan. In order to minimize financial exposure, the Fund determined during the three-month period ended March 31, 2003 to re-negotiate the Service Agreement which re-negotiation ultimately resulted in the payment of $4 million to Lahontan by TCID and the termination of the Service Agreement.

In the Previously Issued Financial Statements, management of the Fund chose to reallocate the purchase price of the US Hydro Acquisition to reflect the reduction in value of the Lahontan Project. In the Restated Financial Statements, the Fund will instead recognize an impairment of assets in the manner described below.

IRC 338(h)10 Election/Deferred Tax Balance.

As part of the US Hydro Acquisition, the Fund and Trust V had the option to treat the acquisition of the US Hydro shares as an acquisition of assets in accordance with Internal Revenue Code (“IRC”) Section 338(h)10 (the “Election”). By making the Election, the tax basis of the assets acquired would be stepped-up and there would be little if any difference between the financial reporting basis and the income tax basis of the assets acquired.

Making such an election would, however, give rise to an income-tax related liability of approximately $1.1 million. As of the closing of the transaction, management of the Fund believed that such an election would be made and accordingly recognized an accrual of the approximate $1.1 million liability. During the three-month period ended September 30, 2003 management of the Fund determined not to make the Election and so eliminated the accrued liability in the manner described below.

The decision not to make the Election also caused the Fund to recognize a large deferred tax liability. The assets in the accounts of US Hydro had been largely depreciated for tax purposes at the time of the US Hydro Acquisition but were valued in the GAAP accounts of the Fund at a substantially higher value. The resulting difference between the future tax depreciation and the future GAAP depreciation will result in future tax liabilities larger than the future tax expense, as determined in accordance with GAAP. In recognizing this deferred tax liability the Fund also recognized an addition to goodwill of the same amount and addressed the impairment of this goodwill in the manner described below.

REPORTING IN THE PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In the initial determination of the fair value of the assets making up the US Hydro Acquisition in the Previously Issued Financial Statements, it was determined that the fair value of the assets exceeded the purchase price by approximately $2.3 million. The Fund reallocated the purchase price to eliminate this negative goodwill.

Box Canyon Project Adjustment.

The values utilized for the Box Canyon Project in the Previously Issued Financial Statements incorrectly included approximately $4.7 million of value attributable to the estimated BCLP cash flow to be received after the end of the term of the Ground Lease but before the end of the term of the PPA.

In the Previously Issued Financial Statements, the original value placed on the Box Canyon Project was approximately $12.3 million. In the reallocation to eliminate the negative goodwill balance described above, the value was reduced by approximately $1.1 million to approximately $11.2 million. The valuation was further adjusted as a result of the devaluation of the Lahontan Project (which adjusted upward the other assets included in the US Hydro Acquisition). This change increased the valuation of the Box Canyon Project from approximately $11.2 million to approximately $13 million. In the Previously Issued Financial Statements, the Box Canyon Project value was reduced by approximately $0.7 million to approximately $12.3 million to reflect the reduction in accrued tax liabilities associated with the decision not to make the Election.

Lahontan Project.

At the time that management of the Fund decided to begin negotiating a termination of the Service Agreement, the amount of the reduction in the value of the Lahontan Project was determined based on the projected value of the Service Agreement. The value of the Lahontan Project was reduced from approximately $6.75 million to approximately $4 million and was treated as a reallocation of the purchase price from the Lahontan Project to the power purchase agreement intangible assets of the remaining projects of US Hydro.

IRC 338(h)10 Election.

During the three-month period ended September 30, 2003, management of the Fund determined not to make the Election described above, and a reduction to the power purchase agreement intangible assets of the US Hydro projects of $1.1 million was recorded in order to eliminate the accrued tax liability described above. Also, the decision not to make the Election described above gave rise in the manner described above to the Fund recognizing a deferred tax liability of approximately $5.7 million and a goodwill asset of the same amount. An annual impairment test of the goodwill balance was performed in connection with the preparation of the fiscal year-end financial statements as of December 31, 2003 and an impairment of approximately $555,000 was recognized on the consolidated balance sheet and in the consolidated statement of operations of the Fund.

INTENDED REPORTING IN THE RESTATED FINANCIAL STATEMENTS

Box Canyon Project.

In the Restated Financial Statements the purchase price allocation for the assets of US Hydro will use the correct valuation. Using the correct valuation results in a fair value of the assets of US Hydro (net of liabilities as at the acquisition) of approximately $17.6 million reflecting a reduction in the value of the Box Canyon Project of approximately $4.7 million. This reduction, which also causes the reversal of the prior negative goodwill allocation, results in a recorded goodwill balance of $2.7 million.

Lahontan Project.

Management of the Fund intends to treat the settlement of the Lahontan Project Service Agreement in the Restated Financial Statements by recording an impairment of that asset in the three-month period ended March 31, 2003 of approximately $3.4 million. This impairment is larger than the impairment of the Lahontan Project of approximately $2.7 million in the Previously Issued Financial Statements. This difference results from the absence in the Restated Financial Statements of a purchase price reallocation necessitated by a negative goodwill balance in the Previously Issued Financial Statements. In the purchase price reallocation in the Previously Issued Financial Statements made to eliminate the negative goodwill balance, the value of the Lahontan project was reduced by approximately $0.7 million. This lower recorded value resulted in a lower impairment given the value of the settlement of the Service Agreement as previously discussed.

IRC 338(h)10 Election.

In connection with the decision of management of the Fund not to make the Election, the elimination of the accrued tax liability of $1.1 million described above will be recorded in the Restated Financial Statements through a reduction in the goodwill balance rather than recording the reduction in the value of the power purchase agreement intangible assets as was the case in the Previously Issued Financial Statements.

As a result of the decision by management of the Fund not to make the Election, a deferred tax liability of approximately $5.0 million will be recognized in the Restated Financial Statements. The deferred tax liability to be recorded in the Restated Financial Statements differs from the amount recognized in the Previously Issued Financial Statements due to: (i) the differences in book values of the assets of US Hydro brought about by the corrected methodology used to value the Box Canyon Project and (ii) the absence of a purchase price reallocation in the Restated Financial Statements. Management of the Fund also determined that the increase in the goodwill asset arising from the recognizing of the deferred tax liability described above represents a triggering event requiring a goodwill impairment test under SFAS 142. The result of the impairment test performed in the three-month period ended September 30, 2003 is an impairment of goodwill of approximately $6.4 million.

SUMMARY

The Fund intends to file an amended Form 8-K to reflect the accounting changes referred to above and in the Fund’s May 1 letter to the staff. A draft of the proposed amended Form 8-K marked to show changes is attached for the staff’s information. The Fund would prefer to file the amended Form 8-K as soon as possible. Please call Frank Lawatsch, Jr., Day Pitney LLP , the Fund’s legal counsel, at 212-297- 5830 with any further comments or to advise the Fund that the staff has no further comments at this time.

Very truly yours,
The Ridgewood Power Growth Fund

By:	/s/ JEFRREY H. STRASBERG
Jeffrey H. Strasberg
Chief Financial Officer

cc: Doug Wilson

Attachment

ACKNOWLEDGEMENT

In connection with the response by the Ridgewood Power Growth Fund to the Oral Comments from the United States Securities and Exchange Commission (the "Commission"), of May 3, 2007, to Mr. Jeffrey H. Strasberg, Chief Financial Officer of the Fund, regarding the Item 4.02(a) Form 8-K filed by the Fund on April 20, 2007, the Fund hereby acknowledges as follows:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of May 21, 2007.

                RIDGEWOOD POWER GROWTH FUND

                By:/s/ JEFFREY H. STRASBERG
                Name: Jeffrey H. Strasberg
                Title: Chief Financial Officer